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As Filed with the Securities and Exchange Commission on August 2, 2001

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT
Under Section 14(d)(1) or 13(e)(1) of The Securities Exchange Act of 1934

FARGO ELECTRONICS, INC.
(Name of Subject Company (Issuer))

RUSHMORE ACQUISITION CORP.
ZEBRA TECHNOLOGIES CORPORATION
(Names of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

30744P 10 2
(CUSIP Number of Class of Securities)

EDWARD L. KAPLAN
Chairman
 Zebra Technologies Corporation
333 Corporate Woods Parkway
Vernon Hills, Illinois 60061
Tel.: (847) 634-6700
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

COPIES TO:

HERBERT S. WANDER, ESQ. MARK D. WOOD, ESQ. Katten Muchin Zavis 525 West Monroe Street Suite 1600 Chicago, Illinois 60661-3693 Tel.: (312) 902-5200	BRUCE A. MACHMEIER, ESQ. THOMAS A. LETSCHER, ESQ. Oppenheimer, Wolff & Donnelly LLP Plaza VII, Suite 3300 45 South Seventh Street Minneapolis, Minnesota 55402-1609 Tel.: (612) 607-7000
/ /
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
/x/	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
/x/	third-party tender offer subject to Rule 14d-1.
/ /	issuer tender offer subject to Rule 13e-4.
/ /	going-private transaction subject to Rule 13e-3.
/ /	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

ZEBRA TECHNOLOGIES CORP.
Moderator: Charles Whitchurch
08-01-01/10:00 am CT
Confirmation # 1501739

ZEBRA TECHNOLOGIES CORP.

Moderator: Charles Whitchurch
August 1, 2001
10:00 am CT

Operator:	Good morning and welcome to the Zebra Technologies Fargo Electronics Conference Call. Joining us today are Mr. Charles Whitchurch, Zebra's Chief Financial Officer and Mr. Ed Kaplan, Zebra's Chairman and Chief Executive Officer.

All lines will be on a listen only mode during today's presentation. Following the prepared remarks, instructions will be given for the question and answer portion of the call. This conference call is being tape recorded at Zebra's request. Please disconnect at this time if you have any objections.
At this time, I would like to introduce Charles Whitchurch of Zebra Technologies. Sir, you may begin.
Charles Whitchurch:
Thank you and good morning, everybody. Thank you for joining us on such short notice for this important conference call. Before I turn the call over to Ed for our prepared remarks I have to read a statement of disclosure.

This conference call is neither an offer to purchase nor a solicitation of an offer to sell shares of Fargo Common Stock. Zebra Technologies Corporation has not yet begun the tender offer referred to on this call. The tender offer will be made only through an offer to purchase and a related letter of transmittal.

All stockholders should read the tender offer statement concerning the tender offer that will be filed by Zebra and the solicitation recommendation statement that will be filed by Fargo Electronics with the Securities and Exchange Commission, each of which will be mailed to stockholders.

These statements will contain important information that stockholders should consider before making any decision regarding tendering their shares. Stockholders will be able to obtain these statements in due course as well as other filings containing information about Zebra and Fargo without charge at the SECs Web site www.sec.gov.

Stockholders will also be able to obtain copies of these documents when available at no charge by contacting Zebra's information agent, Millan Investor Services at 800-261-8056. Copies of these documents may also be obtained for free by directing such requests to Zebra's chief financial officer at 847-793-6730.
I'd like to now turn the call over to Ed Kaplan who will give you some prepared remarks in advance of opening the call for your questions. Ed?

ZEBRA TECHNOLOGIES CORP. Moderator: Charles Whitchurch 08-01-01/10:00 am CT Confirmation # 1501739 Page 2
Ed Kaplan:

Thanks. Good morning everyone. We, of course, are delighted you could join us on the relatively short notice. Over the past several months, many people have asked how we're progressing on our acquisition activities. Our usual answer was that we are actively seeking strategic acquisitions and would share information with you at the appropriate time.

Probably many of you have thought that the appropriate time would never arrive, but it has today. Late yesterday we announced that Zebra signed a definite agreement with Fargo Electronics to acquire all of the outstanding stock of Fargo for $7.25 or about $86 million plus the assumption of debt.

We are truly enthusiastic about this acquisition for a number of very important reasons. It increases our investment in the high growth security access control and personal identification business, a business of course we know reasonably well. It increases our diversification and reduces our concentration in the bar coding business.

It provides complementary products, markets and technology as well as talented people. It has low integration risk. It increases our focus on immerging needs of consumers, business and governments around the world. It is synergistic, it's accretive and it will build shareholder value.

With that brief summary, I'd like to move on to some of the details that support these points as well as some more background so you can gain better understanding of why we are so excited about the transaction. In addition, I want to remind you that we just signed the definitive agreement yesterday; consequently we haven't developed a lot of detail of our plan and therefore we won't be able to share with you much of the financial impact of the transaction on Zebra or details of the integration.
I expect to provide additional insight into these areas after the tender offer is completed which we anticipate will be done in about 30 days.

Before going any further, I'd like to repeat our usual Securities Litigation Reform Act Statement. Certain statements we will make on this call will relate to future events or circumstances and therefore will be forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995.

In particular any statements we make regarding the anticipated results of or benefits from the acquisition of Fargo will be forward-looking statements. The forward-looking statements involve risks, uncertainties and other factors that could cause the actual results of Zebra, the combined companies and the acquisition to differ materially from those express or implied by such forward-looking statements.
Additional information concerning such factors is available in the joint press release issued yesterday by Zebra and Fargo and in Zebra's and Fargo's filings with the SEC.

ZEBRA TECHNOLOGIES CORP. Moderator: Charles Whitchurch 08-01-01/10:00 am CT Confirmation # 1501739 Page 3
I would now like to comment on the structure of the transaction and the calendar events leading up to closing.

As we stated in our press release, the definitive agreement calls for the acquisition of all of Fargo's outstanding shares at $7.25 per share. The acquisition price represents a 32% premium over yesterday's closing price and a 60% premium over the average closing price over the last 60 days.

This transaction is an all cash deal. The total price of the approximately 86 million plus the assumption of approximately 18 million in debt. Fargo's current book value is $23.1 million. We anticipate that this will be a non-diluted transaction without giving effect to synergies. We expect to file and begin the cash tender offer this Friday and complete the tender within a 21-business day window.

We have a signed tender commitment from key stockholders and management representing about 45% of the fully diluted shares outstanding. We will file the HSR and a trust review this week and are projecting the consummation of the tender by the end of August with a second step merger to follow in which stockholders receive the same price per share paid in the tender offer.

Consummation of the transactions is subject to certain conditions including expiration or termination of the HSR waiting period and a majority of the shares of Fargo Common Stock on a fully diluted basis of being tendered and not withdrawn.
I'd like to tell you now a little bit about Fargo for those that are not familiar with the company.

Fargo is indeed a pioneer in the desktop personalization system marketplace. The company was actually founded back in 1974 and entered the plastic card business in the mid 90s. They are based in Eden Prairie, Minnesota and employee approximately 170 people and occupy a 71,000 square foot facility.

Fargo Systems create personalized plastic identification cards complete with digital images and text, lamination and electronically encoded information. With sales of approximately $60 million over the last 12 months, Fargo serves a global market.

Approximately 60% of the sales derive from domestic customers with the remainder spread across other parts of the world. Business is almost exclusively done through a strong network of value added resellers and Fargo actually went public in February of 2000.

So of course, why did we select Fargo as the acquisition when we had so many other choices? Fargo provides Zebra with new avenues for growth and diversification. It gives us a critical mass and a plastic card printing business unit and a platform for accelerating our growth.

ZEBRA TECHNOLOGIES CORP. Moderator: Charles Whitchurch 08-01-01/10:00 am CT Confirmation # 1501739 Page 4

It will about double the size of our current card printer business. We expect the combination of Fargo and Zebra's plastic card business unit with complementary products, markets and technology to deliver greater benefits to our value added reseller partners and to end users worldwide.

This is the model we have successfully followed in our merger with Eltron in October of 98 and Comtech in April of 2000. Fargo brings excellent technology to Zebra. In particular, we're excited about the company's HDP image transfer technology, which is used to produce high quality smart and prox cards.

We believe we have an opportunity to leverage this technology to offer competitive alternatives to other printing systems and technologies. Fargo also carries an impressive patent portfolio of innovative features that we expect can migrate to the broad combined product line. A superb image processing and color management system is among the attractive features of Fargo's technical abilities.

Clearly an expanded product line is a key benefit of the acquisition. As many of you know, Zebra's strength in the card printer market is at the lower price points. The P310 and recently announced P205 and P210 are low price products that are expanding the market for instant issuance card printers.

These products have found excellent applications in club memberships, employee identification and state drivers license programs among others. While Zebra has primarily focused on serving the lower to middle segments of the market, Fargo has designed feature rich products for the mid range and high end to serve access control, government and high security applications.
By combining product lines, we'll be able to serve a wider range of applications.

In terms of products, Fargo also brings with it a strong media of business model. With knowledgeable personnel and a comprehensive range of media patents, the acquisition will enable Zebra to develop a more predictable and secure revenue stream for media sales as we migrate Fargo's media capabilities across the combined product line.

Future development of innovative new products will come from a much stronger R&D effort. We expect to more than double our worldwide engineering team. This enhanced capability should allow us to conduct more product and technology development programs while eliminating current duplicate efforts.
In addition, we expect to add specialized engineering capabilities in software, image processing and special features that serve unique end user applications.

ZEBRA TECHNOLOGIES CORP. Moderator: Charles Whitchurch 08-01-01/10:00 am CT Confirmation # 1501739 Page 5

All these reasons and more point toward achieving economies of scale in our card printer business. By more than doubling its size, we can obtain better purchasing power for components and leverage other costs over a much larger sales base and drive down cost.

This larger business unit will operate with a stronger management team. In particular, I want to single out Gary Holland, Fargo's Chairman and Chief Executive Officer. Gary is a true pioneer in the card printer business with over 20 years in the industry. We are extremely pleased that he will be joining Zebra.

Upon completion of the deal, Gary will become Senior Vice President of Strategic Business Development for the combined card printer business. Gary will report to (Verage Andrigolean), our VP and general manager of the card printer business unit and will assume responsibility for worldwide sales and distribution of the full product line.

Now a few words on integration — Zebra's standard business model is to integrate our acquisitions to achieve sales and cost synergies. This acquisition is no exception. Our track record of successful integration is excellent and it is our view that Fargo's integration poses relatively low risk to Zebra.

Let me explain. First we'll be integrating a company into an existing business unit. We don't have to carve out a separate management team or infrastructure to support their business. The company also has a single product line, on demand plastic card printers and supplies.
Operations are housed in a single facility. While no integration is risk free, these factors point towards a manageable process similar to our experience with Comtech.

Before we open the call to questions, I want to spend a few minutes on some of the bigger picture issues for Zebra. By acquiring Fargo, we are increasing our investment in a high growth business that we understand.

In Q3 the card printer business is expected to be 20% of our total sales with the bar code immobile printer business declining to 80%. Thus Zebra will be more diversified and bigger. Sales and profits will depend on a broader number of factors. With the acquisition Zebra will increase its presence in some markets and enter some new ones.

Most of these markets are in the early stages of development and are driven by strong consumer, business and government needs. Increasing concern over security, access control and personal identification are driving the demand for technologies to deliver information and identification.

Cards that incorporate bar codes, magnetic stripes, digital photos and smart chips affectively address this market. We believe that we are still in the early stages of adoption of these technologies. Growing concern over transaction security, particularly over the internet and the eventual adoption of smart cards in North America point toward a potentially robust market for personalized identification.
This is an exciting time for Zebra. We're making an investment in our future and we expect we'll return higher long-term growth and profits to build stockholder value.
END

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ZEBRA TECHNOLOGIES CORP. Moderator: Charles Whitchurch August 1, 2001 10:00 am CT